Exhibit 99.1

Preliminary Results of the Annual General Meeting of Shareholders of Caesarstone Indicate All
Company Nominees Elected to Caesarstone Board by a Wide Margin

Company’s Slate of Directors Supported By More Than 91% of Votes Cast by Non-Affiliates of the Kibbutz

DECEMBER 3, 2015, MP Menashe, Israel — (BUSINESS WIRE) — Caesarstone Sdot-Yam Ltd. (NASDAQ: CSTE) (“Caesarstone” or the “Company”) announced today that, according to a preliminary vote count, all seven of the Company director nominees received a significant majority of the votes cast in person or by proxy at the Company’s annual general meeting of shareholders held today (the “Meeting”). The preliminary vote count also shows that the two opposition director nominees proposed by Kibbutz Sdot-Yam (the “Kibbutz”) were rejected by a wide margin of the shares voted at the Meeting in person or by proxy. Preliminary results indicate that the Company’s slate garnered the support of approximately 91% of the votes cast by shareholders other than affiliates of the Kibbutz and approximately 56% of all votes cast.

An independent inspector of elections will tabulate and promptly certify the final voting results. The Company will announce the results once they are certified.

About Caesarstone

Caesarstone manufactures high quality engineered quartz surfaces, which are used in both residential and commercial buildings as countertops, vanities, wall cladding, floors and other interior surfaces. The wide variety of colors, styles, designs and textures of Caesarstone® products, along with Caesarstone’s inherent characteristics such as hardness, non-porous, scratch and stain resistance and durability, provide consumers with excellent surfaces for their internal spaces which are highly competitive to granite, manufactured solid surfaces and laminate, as well as to other engineered quartz surfaces. Caesarstone’s four collections of products — Classico, Supremo, Motivo and Concetto — are available in 55 countries around the world. For more information about the Company, please visit our website www.caesarstone.com. (CSTE-E)

Forward-Looking Statements

Information in this press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Exchange Act of 1934.  Such forward-looking statements may include projections regarding the Company’s future performance and, in some cases, may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control.  Important factors that could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the strength of the home renovation and construction sectors; economic conditions within any of the Company’s key existing markets; actions by the Company’s competitors; changes in raw material prices, particularly polymer resins and pigments; fluctuations in currency exchange rates; the success of the Company’s expansion efforts in the United States; the outcome of silicosis claims and the claim by the Company’s former quartz processor; unpredictability of seasonal fluctuations in revenues; delays in manufacturing if the Company’s suppliers are unable to supply raw materials; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F and other documents filed with, or furnished to, the U.S. Securities and Exchange Commission.  Any forward-looking statement made in this press release speaks only as of the date hereof.  Factors or events that could cause the Company’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for the Company to predict all of them.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Investor Relations Contacts

ICR, Inc.
James Palczynski, +1-203-682-8229
Partner